SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.   13  )*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class A: none

Common Stock, Class B: 038521100

(CUSIP Number)

Bart J. Colli, General Counsel

ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107

(215) 238-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (Entities Only) Joseph Neubauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF1

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                25,409,041 shares, Class A Common Stock[2]

                25,448,041 shares, Class B Common Stock[3]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                25,469,240 shares, Class A Common Stock[2]

                25,508,240 shares, Class B Common Stock[3]

10.    Shared Dispositive Power

                None

[1]	Some of the shares of Class A Common Stock are pledged to secure the lines of credit disclosed in Item 6.

[2]	Includes 720,000 shares that are issuable upon exercise of outstanding stock options.

[3]	Includes 39,000 shares currently outstanding and 25,409,041 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 720,000 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options). The total number of shares of Class A Common Stock reflected herein also include the 25,409,041 of the shares referenced in the preceding sentence, which are convertible into an equal number of shares of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,469,240 shares, Class A Common Stock[2] 25,508,240 shares, Class B Common Stock[3]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 32.1 % Class A Common Stock[4] 19.1 % Class B Common Stock[4]

14.	Type of Reporting Person (See Instructions) IN

[4]	Based on the number of Shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2004, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended April 2, 2004.

SCHEDULE 13D

This Amendment No. 13 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”).

Item 1.	Security and Issuer.

This Amendment No. 13 relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible into one share of Class B Common Stock. Therefore, the Reporting Person is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.	Identity and Background.

(a)	The name of the person filing this Amendment No. 13 is Joseph Neubauer.

(b)	The Reporting Person’s business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c)	The Reporting Person is Executive Chairman of the Board of Directors of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 25,469,240. Of these shares, 2,900,469 shares are held by the Neubauer Family Foundation (the “Foundation”), of which the Reporting Person is a co-trustee and effectively has sole voting and dispositive power, and 720,000 shares are issuable upon exercise of outstanding stock options. Of the shares of Class A Common Stock beneficially owned by the Reporting Person, 25,409,041 shares (including 720,000 shares issuable upon exercise of outstanding stock options) are convertible by the Reporting Person into an equal number of shares of Class B Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 25,448,041. Of these shares of Class B Common Stock, (i) 25,409,041 shares are issuable upon conversion of an equal number of shares of Class A Common Stock (including 2,900,469 shares of Class A Common Stock held by the Foundation and 720,000 shares of Class A Common Stock that are issuable upon exercise of outstanding stock options) and (ii) the Foundation currently holds 39,000 outstanding shares. The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on the number of shares of Class A Common Stock and Class B Common Stock outstanding at April 30, 2004, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended April 2, 2004) is approximately 32.1% and 19.1%, respectively. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

(b)	The Reporting Person effectively has sole power to vote and sole power to dispose or direct the disposition of 25,409,041 of the shares of Class A Common Stock and the 25,448,041 shares of Class B Common Stock referenced in the preceding paragraph. The remaining 60,199 shares of Class A Common Stock beneficially owned by the Reporting Person represent part of the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees, with respect to which the Reporting Person either has, or will have within 60 days, sole power to direct the disposition. The Reporting Person generally does not have voting rights with respect to these shares.

(c)	During the past 60 days, the Reporting Person has effected the following transactions in the Issuer’s Class A Common Stock.

On May 26, 2004, the Reporting Person sold 1,000,000 shares of Class A Common Stock in a market transaction at a price of $26.66 per share.

On May 28, 2004, the Reporting Person received a distribution of 41,958 shares of Class A Common Stock from two grantor retained annuity trusts.

(d)	The Bank referred to in Item 6 below as “Bank 1” has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Shares (as defined in Item 6 below) that have been pledged to such Bank. Such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,900,469 shares of Class A Common Stock and the 2,939,469 shares of Class B Common Stock beneficially owned by the Foundation.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has pledged 920,538 shares of the Class A Common Stock described in Item 5 above (the “Pledged Shares”) to a bank (“Bank 1”) to secure borrowings by the Reporting Person from time to time outstanding under a line of credit made available by the Bank. In connection with a line of credit provided by another bank (“Bank 2”), the reporting person agreed, with respect to 999,999 shares of Class A Common Stock maintained in an account with the Bank, not to create or permit to exist any lien or other encumbrance on such shares. The relevant agreements with Bank 1 and Bank 2 were previously filed as exhibits to Amendment No. 9 to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2004

JOSEPH NEUBAUER

Joseph Neubauer